UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  September 24, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 14 dated September 24, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

September 24, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 14, 2003
September 24, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN

OTC BB SYMBOL: JPNJF

J-PACIFIC TO PURCHASE INTEREST IN BLACKDOME GOLD MINE

J-Pacific Gold Inc. is pleased to announce that it has entered into an agreement in principle with Jipangu Inc. of Tokyo, Japan to acquire its 50% interest in the Blackdome Gold Mine project. To complete the acquisition, the J-Pacific will pay Jipangu C$600,000 and issue 1,500,000 common shares. Upon completion of the transaction, J-Pacific will own 100% of the Blackdome Gold Mine. Jipangu is the controlling shareholder of J-Pacific.

The Blackdome Gold Mine is located in the Clinton Mining District of British Columbia approximately 250 kilometers (155 miles) north of Vancouver and 70 kilometers (45 miles) west northwest of the town of Clinton. The property consists of 27 mineral claims totaling 258 units, 10 crown granted mineral claims totaling 169 hectares (417 acres), and two mining leases totaling 978 hectares (2,417 acres). The property has a modern, well-maintained flotation and gravity mill with a current capacity of 200 tons per day. All of the project's mining permits are in good standing.

The Blackdome property has an "Inferred Mineral Resource" (CIMM 2000 definitions) of 124,120 tonnes averaging 12.8 grams of gold per tonne (0.37 oz Au/ton) and 33.7 grams of silver per tonne (0.98 oz Ag/ton) for an in situ total of 50,834 ounces of gold and 134,386 ounces of silver.

Blackdome has a number of exploration targets that have been well documented within the areas of underground development, as well as farther from these areas. In 2001, J-Pacific commissioned SRK Consulting to complete a geological model, resource estimate and preliminary exploration-risk assessment of the Blackdome project. SRK concluded that Blackdome has significant potential of hosting entirely new economic ore bodies.

J-Pacific views the property as a long-term asset, with significant exploration potential to provide the additional gold resources needed to proceed to an independent feasibility study, as a precursor to any future production.

The transaction is subject to regulatory approval.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Nick Ferris - Telephone 1-888-236-5200.